UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                Modem Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60753310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1   Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

       The Interpublic Group of Companies, Inc.

   2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
       Not Applicable                                                (b) [ ]

   3   SEC Use Only

   4   Citizenship or Place of Organization

       a Delaware corporation

                              5    SOLE VOTING POWER

                                   40,964
         Number of
          Shares              6    SHARED VOTING POWER
       Beneficially                -0-
         Owned by
           Each               7    SOLE DISPOSITIVE POWER
         Reporting
          Person                   40,964
           With:
                              8    SHARED DISPOSITIVE POWER
                                   -0-

   9   Aggregate Amount Beneficially Owned by Each Reporting Person

       40,964

  10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                 [ ]


  11   Percent of Class Represented by Amount in Row (9)

       0.2%

  12   Type of Reporting Person

       CO

Item 1.

    (a)      Name of Issuer:

             Modem Media, Inc.

    (b)      Address of Issuer's Principal Executive Offices:

             230 East Avenue, Norwalk, CT 06855

Item 2.

    (a)      Name of Persons Filing:

             The Interpublic Group of Companies, Inc.

    (b)      Address of Principal Business Office or, if none, Residence:

             1114 Avenue of the Americas, New York, NY 10036

    (c)      Citizenship:

             a Delaware corporation

    (d)      Title of Class of Securities:

             Common Stock, $0.001 par value

    (e)      CUSIP Number:

             60753310

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

             Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

Item 4.      Ownership.

    (a)      Amount Beneficially Owned:

             40,964

    (b)      Percent of Class:

             0.2%

    (c)      Number of shares as to which such person has:

                  (i)          Sole power to vote or to direct the vote:

                                As of Dec. 31, 2003     As of June 24, 2004

                                     148,305                 40,964

                 (ii)          Shared power to vote or to direct the vote:

                                As of Dec. 31, 2003     As of June 24, 2004

                                       -0-                     -0-

                (iii)          Sole power to dispose or to direct the
                               disposition of:

                                As of Dec. 31, 2003     As of June 24, 2004

                                     148,305                 40,964

                 (iv) Shared power to dispose or to direct the disposition of:

                                As of Dec. 31, 2003     As of June 24, 2004

                                       -0-                     -0-

Item 5.      Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]



Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 25, 2004


                                       THE INTERPUBLIC GROUP OF COMPANIES, INC.

                                       By: /s/ Nicholas J. Camera
                                           ----------------------------------
                                       Name: Nicholas J. Camera
                                       Title: Senior Vice President, General
                                       Counsel & Secretary